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NOVAMERICAN STEEL INC.
2002 Third Quarter Report
For the nine months ended August 31, 2002

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NOVAMERICAN STEEL

2002 Third Quarter Report
For the nine months ended August 31, 2002


TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.


THIRD QUARTER RESULTS

Net income for the third quarter increased by $4.6 million, or 264.0% to $6.3 million, or $0.65 per share, versus $1.7 million, or $0.18 per share, for the same period in 2001.

Net income for the nine months ended August 31, 2002 increased by $8.3 million, or 183.5%, to $12.9 million, or $1.33 per share, versus $4.5 million, or $0.47 per share for the first nine months of 2001.

Tons sold and processed in the third quarter of 2002 increased by 44,359 tons, or 12.2%, to 406,543 tons from 362,184 in the third quarter of 2001.

Tons sold and processed for the nine months ended August 31, 2002 increased by 125,278 tons, or 12.0%, to 1,170,199 tons from 1,044,921 tons in 2001.

Sales for the third quarter increased by $24.0 million, or 23.4%, to $126.5 million from $102.5 million for the same period in 2001.

Sales for the nine months ended August 31, 2002 increased by $32.6 million, or 10.5%, to $343.6 million from $311.1 million in 2001.

The gross margin for the third quarter 2002 increased to 26.3% from 22.6% in 2001.

The gross margin for the nine months ended August 31, 2002 increased to 24.6% from 22.1% in 2001.


ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS.


OPERATIONS

The strong results for the third quarter reflect continued growth in value added products and improvements in market share.

NEW AND PLANNED FACILITIES

The Company has begun construction of a new facility in Montreal as part of an overall plan to achieve greater operating efficiencies.

OUTLOOK

Management believes that the prevailing strong pricing for carbon flat-rolled products in the North American market will be difficult to sustain in coming quarters.


D. Bryan Jones
Chairman of the Board
President and Chief Executive Officer

Dorval, Quebec
October 7, 2002

THE MATTERS SET FORTH IN OUTLOOK ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, COMPETITION, REGULATORY APPROVALS, THE EFFECT OF ECONOMIC CONDITIONS AND TECHNOLOGICAL DIFFICULTIES AND OTHER RISKS DETAILED IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.


NOVAMERICAN STEEL INC.
Corporate and Investor Information


CORPORATE HEAD OFFICE
2175 Hymus Boulevard
Dorval, Quebec
Canada     H9P 1J8
(514) 368-6455 / (514) 335-6682
Fax:  (514) 368-3635
www.novamerican.com


TRANSFER AGENT
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA  02021
1-877-282-1168


INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.


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NOVAMERICAN STEEL

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NOVAMERICAN STEEL INC. AND SUBSIDIARIES
2002 THIRD QUARTER REPORT

IN ACCORDANCE WITH U.S. GAAP, EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT NET INCOME PER SHARE AND TONNAGE.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND RETAINED
EARNINGS
(UNAUDITED)

                                                       THREE MONTHS ENDED         NINE MONTHS ENDED
                                                   ---------------------------  -------------------------
                                                    AUGUST 31,     AUGUST 25,   AUGUST 31,     AUGUST 25,
                                                          2002           2001         2002           2001
                                                   -----------     ----------   ----------     ----------
                                                             $              $            $              $
 NET SALES                                             126,503       102,483       343,621       311,057
 Cost of sales                                          93,196        79,358       259,188       242,256
                                                    ----------    ----------    ----------    ----------
 GROSS MARGIN                                           33,307        23,125        84,433        68,801
                                                    ----------    ----------    ----------    ----------

 OPERATING EXPENSES
 Plant                                                   8,852         7,668        24,326        23,098
 Delivery                                                4,230         3,980        12,481        11,830
 Selling                                                 3,052         2,912         8,728         8,532
 Administrative and general                              5,889         4,605        15,671        13,623
                                                    ----------    ----------    ----------    ----------
                                                        22,023        19,165        61,206        57,083
                                                    ----------    ----------    ----------    ----------
 OPERATING INCOME                                       11,284         3,960        23,227        11,718
                                                    ----------    ----------    ----------    ----------

 Interest expense                                        1,327         1,566         3,834         5,035
 Share in income of joint ventures                        (212)           (7)         (429)          (83)
                                                    ----------    ----------    ----------    ----------
                                                         1,115         1,559         3,405         4,952
                                                    ----------    ----------    ----------    ----------
 Income before income taxes and minority interest       10,169         2,401        19,822         6,766
 Income taxes                                            3,865           589         6,969         2,180
                                                    ----------    ----------    ----------    ----------
 Income before minority interest                         6,304         1,812        12,853         4,586
 Minority interest                                        --             (80)         --             (52)
                                                    ----------    ----------    ----------    ----------
 NET INCOME                                              6,304         1,732        12,853         4,534
                                                    ==========    ==========    ==========    ==========

 Basic and diluted income per share                 $     0.65    $     0.18    $     1.33    $     0.47
                                                    ==========    ==========    ==========    ==========

 Weighted average number of shares outstanding       9,700,000     9,700,000     9,700,000     9,700,000
                                                    ==========    ==========    ==========    ==========

COMPREHENSIVE INCOME
Net income                                               6,304         1,732        12,853         4,534
Changes in cumulative translation adjustment              (995)          (78)          844          (269)
Change in unrealized loss on interest rate swap,
  net of deferred taxes                                   (615)         --            (636)         --
                                                    ----------    ----------    ----------    ----------
                                                         4,694         1,654        13,061         4,265
                                                    ==========    ==========    ==========    ==========

 RETAINED EARNINGS
 Balance, beginning of period                           85,220        73,459        78,671        70,657
 Net income                                              6,304         1,732        12,853         4,534
                                                    ----------    ----------    ----------    ----------
 Balance, end of period                                 91,524        75,191        91,524        75,191
                                                    ==========    ==========    ==========    ==========

 Tons sold                                             223,540       197,022       657,159       570,779
 Tons processed                                        183,003       165,162       513,040       474,142
                                                    ----------    ----------    ----------    ----------
                                                       406,543       362,184     1,170,199     1,044,921
                                                    ==========    ==========    ==========    ==========

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                                              THREE MONTHS ENDED        NINE MONTHS ENDED
                                                            ----------------------  -----------------------
                                                            AUGUST 31,  AUGUST 25,  AUGUST 31,   AUGUST 25,
                                                                  2002        2001        2002         2001
                                                            ----------  ----------  ----------  -----------
                                                                     $           $           $            $
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                     6,304      1,732     12,853      4,534
  Adjustments to reconcile net income to net cash from
   (used for) operating activities
    Depreciation and amortization                                1,860      1,528      4,861      4,485
    Share in income of joint ventures                             (212)        (7)      (429)       (83)
    Deferred income taxes                                           39        239        276        576
    Minority interest                                             --           80       --           52
    Gain on disposal of property, plant and equipment              (64)       (13)        (5)        (7)
  Changes in working capital items
    Accounts receivable                                          4,655      3,018     (5,609)     8,261
    Income taxes receivable                                         (5)     2,805        292      8,787
    Inventories                                                (13,005)       692    (20,445)      (688)
    Prepaid expenses and other                                     760        279        476          3
    Accounts payable and accrued liabilities                      (380)    (6,662)     7,845     (9,450)
    Income taxes payable                                         2,307       --        3,034       --
                                                               -------    -------    -------    -------
  NET CASH FROM OPERATING ACTIVITIES                             2,259      3,691      3,149     16,470
                                                               -------    -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Business acquisition                                            --         --       (2,088)      --
  Investment in a joint venture                                   (550)      (650)    (1,550)    (3,175)
  Distribution from a joint venture                                157        134        157        188
  Additions to property, plant and equipment                    (1,489)    (2,190)    (4,070)    (7,581)
  Proceeds from disposal of property, plant and equipment            3         26        174         46
  Other assets                                                      (1)      (603)        27     (2,079)
                                                               -------    -------    -------    -------
  NET CASH USED FOR INVESTING ACTIVITIES                        (1,880)    (3,283)    (7,350)   (12,601)
                                                               -------    -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net decrease in bank indebtedness                               (518)    (2,048)    (2,040)   (14,955)
  Proceeds from long-term debt                                     226       (366)     4,039     52,862
  Repayment of long-term debt                                   (1,725)    (1,009)    (5,234)   (42,170)
                                                               -------    -------    -------    -------
  NET CASH USED FOR FINANCING ACTIVITIES                        (2,017)    (3,423)    (3,235)    (4,263)
                                                               -------    -------    -------    -------

Effect of exchange rate changes on cash and cash equivalents        12          8         21         (7)
                                                               -------    -------    -------    -------
NET DECREASE IN CASH AND CASH EQUIVALENTS                       (1,626)    (3,007)    (7,415)      (401)
  Cash and cash equivalents, beginning of period                 4,745      6,919     10,534      4,313
                                                               -------    -------    -------    -------
  Cash and cash equivalents, end of period                       3,119      3,912      3,119      3,912
                                                               =======    =======    =======    =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid                                                  1,859      1,976      5,406      5,479
                                                               =======    =======    =======    =======
  Income taxes paid                                              2,256        453      3,968      3,222
                                                               =======    =======    =======    =======

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CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

                                            AUGUST 31,   AUGUST 25,  NOVEMBER 24,
                                                  2002         2001          2001
                                            ----------   ----------  ------------
                                                     $            $             $
                                           (UNAUDITED)  (UNAUDITED)   (AUDITED)
ASSETS
 Current assets
   Cash and cash equivalents                     3,119       3,912      10,534
   Accounts receivable                          65,548      59,820      59,608
   Income taxes receivable                        --          --           292
   Inventories                                  89,009      70,307      68,193
   Prepaid expenses and other                    1,007       1,029       1,480
   Deferred income taxes                           110       1,216         441
                                              --------    --------    --------
                                               158,793     136,284     140,548
 Investments in joint ventures                  11,173       9,161       9,350
 Property, plant and equipment                  73,624      73,739      73,710
 Goodwill, net of accumulated amortization      12,498      11,112      11,031
 Other assets                                    1,919       2,443       2,323
                                              --------    --------    --------
                                               258,007     232,739     236,962
                                              ========    ========    ========

LIABILITIES
 Current liabilities
   Current portion of long-term debt             5,017       5,225       5,797
   Bank indebtedness                             5,197       9,025       7,193
   Accounts payable and accrued liabilities     61,699      47,334      51,504
   Income taxes payable                          3,018        --          --
   Deferred income taxes                          --           371        --
                                              --------    --------    --------
                                                74,931      61,955      64,494
 Long-term debt                                 61,417      63,854      61,694
 Fair value of interest rate swap                2,420        --         1,201
 Deferred income taxes                           6,510       6,549       7,129
 Minority interest                                --         2,828       2,776
                                              --------    --------    --------
                                               145,278     135,186     137,294
                                              --------    --------    --------

SHAREHOLDERS' EQUITY
 Share capital                                  28,404      28,404      28,404
 Retained earnings                              91,524      75,191      78,671
 Accumulated other comprehensive loss           (7,199)     (6,042)     (7,407)
                                              --------    --------    --------
                                               112,729      97,553      99,668
                                              --------    --------    --------
                                               258,007     232,739     236,962
                                              ========    ========    ========